Exhibit 16.1
March 25, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated March 25, 2008 of Western Refining, Inc. and are in agreement with the statements contained in the third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP